

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED JUNE 30, 2020

WINNIPEG, CANADA – (August 11, 2020) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter ended June 30, 2020.

Quarter Ended June 30, 2020 Highlights:

- Net income for the quarter ended June 30, 2020 was $19,000 compared to net loss of $957,000 for the quarter ended June 30, 2019; and

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA[1]) for the quarter ended June 30, 2020 was $263,000 compared to adjusted EBITDA of $103,000 for the quarter ended June 30, 2019; and

- Recorded total net revenue from the sale of products of $2.7 million during the quarter ended June 30, 2020 compared to $6.3 million for the quarter ended June 30, 2019;

- Recorded total net revenue from the sale of AGGRASTAT® of $2.6 million during the quarter ended June 30, 2020 compared to $6.2 million for the quarter ended June 30, 2019.

Financial Results

Net revenues for the three months ended June 30, 2020 were $2.7 million compared to $6.3 million for the three months ended June 30, 2019. Net revenues from AGGRASTAT® for the three months ended June 30, 2020 were $2.6 million compared to $6.2 million for the three months ended June 30, 2019. ZYPITAMAG™ contributed $103,000 for the three months ended June 30, 2020 compared to $9,000 for the three months ended June 30, 2019. Additionally, SNP, which was first sold commercially during 2020, contributed $17,000, during the three months ended June 30, 2020. The Company did not earn any revenues from ReDS™ during the three months ended June 30, 2020 compared to net revenue of $51,000 for the three months ended June 30, 2019.

Net revenues for the six months ended June 30, 2020 were $5.7 million compared to $11.2 million for the six months ended June 30, 2019. Net revenues from AGGRASTAT® for the six months ended June 30, 2020 were $5.3 million compared to $11.0 million for the six months ended June 30, 2019. ZYPITAMAG™ contributed $266,000 for the six months ended June 30, 2020 compared to $9,000 for the six months ended June 30, 2019. Additionally, SNP, which was first sold commercially during 2020, contributed $48,000, during the six months ended June 30, 2020. Revenues from ReDS™ for the six months ended June 30, 2020 totaled $89,000 compared to net revenue of $154,000 for the six months ended June 30, 2019.

There was a significant decrease in the volume of the AGGRASTAT® sold in Q2 2020 compared to Q2 2019, due mainly to COVID-19. The Company is beginning to see increases in demand for ZYPITAMAG™ and expects growth in ZYPITAMAG™ revenues going forward. The Company continues to show strong patient market share with AGGRASTAT®, however, the market share is offset by the lower discounted prices for AGGRASTAT® in the first half of 2020.

Adjusted EBITDA for the three months ended June 30, 2020 was $263,000 compared to $103,000 for the three months ended June 30, 2019. The increase in adjusted EBITDA for the three months ended June 30, 2020 is the result of lower selling and research and development expenses, partially offset by lower revenues during the three months ended June 30, 2020 when compared to the same period in 2019.

Adjusted EBITDA for the six months ended June 30, 2020 was negative $1.0 million compared to negative $1.6 million for the six months ended June 30, 2019. The improvement in adjusted EBITDA for the six months ended June 30, 2020 is the result of lower selling and research and development expenses, partially offset by lower revenues during the six months ended June 30, 2020 when compared to the same period in 2019.

During the three months ended June 30, 2020, the Company recorded $325,000 in government assistance resulting from the Canada Emergency Wage Subsidy. The funding has been recorded as a reduction of the related salary expenditures with $248,000 recorded within selling expenses, $43,000 recorded within general and administrative expenses and $34,000 recorded with research and development expenses. Additionally, during the three months ended June 30, 2020, the Company recorded a recovery totaling $677,000 within research and development expenses pertaining to fees previously paid to the United States Food and Drug Administration ("FDA") for which the FDA has subsequently granted a waiver.

Net income for the three months ended June 30, 2020 was $19,000 or $0.00 per share compared to net loss of $957,000 or $0.06 per share for the three months ended June 30, 2019. The change in the net income for the three months ended June 30, 2020 is the result of lower selling and research and development expenses and a gain on foreign exchange, partially offset by lower revenues experienced during the three months ended June 30, 2020 when compared to the three months ended June 30, 2019.

Net loss for the six months ended June 30, 2020 was $1.4 million or $0.13 per share compared to $3.7 million or $0.24 per share for the six months ended June 30, 2019. The change in the net loss for the six months ended June 30, 2020 is the result of lower selling and research and development expenses and a gain on foreign exchange, partially offset by lower revenues and higher cost of goods sold, primarily from increased amortization of intangible assets, experienced during the six months ended June 30, 2020 when compared to the six months ended June 30, 2019.

At June 30, 2020, the Company had unrestricted cash totaling $11.2 million down from the $13.0 million of unrestricted cash held as of December 31, 2019. Cash flows used in operating activities for the six months ended June 30, 2020 totaled $1.8 million compared to $7.1 million for the six months ended June 30, 2019.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three and six months ended June 30, 2020 and 2019 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Q2 2020 Results

Call date: Wednesday, August 12, 2020

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free: 1 (888) 664-6392

Passcode: not required

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG™ (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

		June 30, 2020		December 31, 2019
Assets				
Current assets:				
Cash and cash equivalents	$	**11,248**	$	12,965
Accounts receivable		**7,823**		10,216
Inventories		**7,109**		6,328
Prepaid expenses		**952**		1,855
Total current assets		**27,132**		31,364
Non-current assets:				
Property, plant and equipment		**1,133**		1,282
Intangible assets		**8,839**		9,599
Other assets		**32**		39
Total non-current assets		**10,004**		10,920
Total assets	$	**37,136**	$	42,284
Liabilities and Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	**5,785**	$	9,384
Current portion of royalty obligation		**732**		872
Current portion of acquisition payable		**681**		649
Income taxes payable		**542**		517
Current portion of lease obligation		**257**		240
Total current liabilities		**7,997**		11,662
Non-current liabilities				
Royalty obligation		**829**		1,176
Acquisition payable		**1,822**		1,655
Lease obligation		**738**		849
Total non-current liabilities		**3,389**		3,680
Total liabilities		**11,386**		15,342
Equity:				
Share capital		**84,232**		85,364
Warrants		**1,949**		1,949
Contributed surplus		**8,202**		8,028
Accumulated other comprehensive income		**(5,518)**		(5,751)
Deficit		**(63,115)**		(62,648)
Total Equity		**25,750**		26,942
Total liabilities and equity	$	**37,136**	$	42,284

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive Loss
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
				$
Revenue, net	$ 2,676	$ 6,301	$ 5,686	11,181
Cost of goods sold	1,476	1,353	3,018	2,391
Gross profit	**1,200**	**4,948**	**2,668**	**8,790**
Expenses				
Selling	971	3,319	3,040	7,447
General and administrative	770	769	1,570	1,704
Research and development	98	1,181	956	2,102
	1,839	5,269	5,566	11,253
Finance (income) costs:				
Finance (income) expense, net	(380)	(182)	(307)	(372)
Foreign exchange (gain) loss, net	(278)	813	(1,146)	1,694
	(658)	631	(1,453)	1,322
Net (loss) income before income taxes	$ 19	$ (952)	$ (1,445)	$ (3,785)
Income tax (recovery) expense				
Current	-	5	-	(72)
Net (loss) income	**$ 19**	**$ (957)**	**$ (1,445)**	**$ (3,713)**
Other comprehensive income (loss):				
Item that may be reclassified to profit or loss				
Exchange differences on translation of foreign subsidiaries	(1,258)	(654)	233	(1,488)
Item that will not be reclassified to profit or loss:				
Revaluation of investment in Sensible Medical at FVOCI	-	(361)	-	(244)
Other comprehensive income (loss), net of tax	(1,258)	(1,015)	233	(1,732)
Comprehensive loss	$ (1,239)	$ (1,972)	$ (1,212)	$ (5,445)
(Loss) earnings per share				
Basic	$ -	$ (0.06)	$ (0.13)	$ (0.24)
Diluted	$ -	$ (0.06)	$ (0.13)	$ (0.24)

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the six months ended June 30		2020		2019
Cash (used in) provided by:				
Operating activities:				
Net loss for the period	$	**(1,445)**	$	(3,713)
Adjustments for:				
Current income tax recovery		**-**		(72)
Amortization of property, plant and equipment		**149**		251
Amortization of intangible assets		**1,236**		426
Share-based compensation		**174**		172
Write-down of inventories		**311**		-
Finance income, net		**(307)**		(372)
Unrealized foreign exchange (gain) loss		**(228)**		947
Change in the following:				
Accounts receivable		**2,400**		(1,059)
Inventories		**(1,092)**		(672)
Prepaid expenses		**903**		(676)
Accounts payable and accrued liabilities		**(3,599)**		(2,434)
Interest received, net		**31**		1,413
Income taxes paid		**-**		(507)
Royalties paid		**(326)**		(840)
Cash flows used in operating activities		**(1,793)**		(7,136)
Investing activities:				
Investment in Sensible Medical		**-**		(6,337)
Redemption of short-term investments		**-**		47,747
Acquisition of property, plant and equipment		**-**		(169)
Acquisition of intangible assets		**-**		(7,038)
Cash flows from investing activities		**-**		34,203
Financing activities:				
Purchase of common shares under normal course issuer bid		**(154)**		(3,592)
Exercise of stock options		**-**		20
Cash flows used in financing activities		**(154)**		(3,572)
Foreign exchange gain (loss) on cash held in foreign currency		**230**		(1,929)
(Decrease) increase in cash and cash equivalents		**(1,717)**		21,566
Cash and cash equivalents, beginning of period		**12,965**		24,139
Cash and cash equivalents, end of period	$	**11,248**	$	47,705